RESCISSION AGREEMENT


     This Rescission Agreement (the "Agreement") is made and entered into as of February 16, 2000, but shall have an effective date of July 19, 1999, by and between InShape International, Inc., formerly known as Pierce International Discovery, Inc., a corporation organized under the laws of the State of Nevada (the "Company"), InShape International Corp., formerly known as InShape International Merger Corp., a Utah corporation ("InShape"), and
                            ------------------------------------------
[INSERT NAMES OF MAJORITY SHAREHOLDERS] of InShape (the
"Shareholders").


                              RECITALS:

     A. On May 5, 1999, the Company, InShape, and the shareholders of InShape executed that certain Acquisition Agreement, a copy of which is attached hereto as Amex I (the "Acquisition Agreement").

     B. The Company, InShape, and the InShape shareholders were unable to satisfy each of the conditions set forth in Article 6 and
Article 7 of the Acquisition Agreement.

     C. The Company, InShape, and the Shareholders desire to terminate and rescind the Acquisition Agreement upon the terms set forth in this Agreement.

     D. None of the business of InShape was ever transacted by the Company and the closing, as defined in the Acquisition Agreement, never occurred.

          NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, InShape, and the Shareholders agree as follows:

     1. Rescission of Acquisition Agreement. Effective as of July 19, 1999, the Company, InShape, and the Shareholders hereby rescind the Acquisition Agreement and agree that the Acquisition Agreement shall have no force or effect.

     2.   Stock Ownership of InShape.  The Shareholders own
% of the issued and outstanding capital stock of InShape.  -----------

     3. Certificates. The parties hereto acknowledge that no certificates of the Company of InShape were exchanged or issued in connection with the Acquisition Agreement and consequently sections
10.02 (a) and 10.03 (a) were never satisfied.

     4. Mutual Release. Upon execution of this Agreement, the parties, and each of them, including without limitation their respective directors, officers, partners, shareholders, principals, employees, agents, trustees, attorneys, predecessors and successors, parents, subsidiaries and affiliates, divisions, assigns, representatives, heirs, and executors and administrators, do hereby acknowledge full and complete satisfaction of, and do hereby fully and finally settle, release and discharge each other individually and collectively from any and all claims, demands, rights, liabilities, contractual obligations, and causes of action of any nature under any laws of any jurisdiction, known or unknown, fixed or contingent, at law of in equity, including without limitation any rights of subrogation, contribution, indemnification, or apportionment that may exist in law or equity or by contract, that they or any other person had or have or may have against any of the others arising from, based upon, relating to, or in connection with the Acquisition Agreement.


     5. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of both the Company, InShape, the Shareholders, and their respective successors, heirs or legal representatives.

     6. Waiver of Breach. The waiver by any part of a breach or violation of any provision of this Agreement shall not be effective unless in writing and such waiver shall not operate as or be construed to be a waiver of any subsequent breach thereof.

          Notices. All notices, demands, and other communications provided for hereunder shall be in writing (including facsimile or similar transmission) and mailed by U.S. certified mail, return receipt requested, postage prepaid), sent or delivered (including by way or overnight courier service) to the following:

     If to the Company:  Attn: Nathan W. Drage
                    6975 South Union Park Center, Suite 600
                    Salt Lake City, Utah 84047
                    Fax: (801) 256-9601

     If to InShape or the
     Shareholders:       Attn: William Halls
                    4220 West 2100 South
                    Salt Lake City, Utah 84120
                    Fax: (801)         -

All such notices, demands, and communications, if mailed shall be effective upon the earlier of (i) actual receipt by the addressee,
(ii) the date shown on the return receipt of such mailing, or (iii) three (3) days after deposit in the mail. All such notices, demands, and communications, if not mailed, shall be effective upon the earlier of (i) actual receipt by the addressee, (ii) with respect to facsimile and similar electronic transmission, the earlier of (x) the time that electronic confirmation copy of the transmission is received , or (y) the date of transmission, if a confirming copy of the transmission is also mailed as described above on the date of transmission, and (iii) with respect to delivery by overnight courier service, the day after deposit with the courier service, if delivery on such day by such courier is confirmed with the courier or the recipient orally or in writing.

     8. Amendments. No amendments or additions to this Agreement shall be binding unless in writing and signed by all parties.

     9. Applicable Laws. This Agreement shall be governed by, and construed in accordance with, the laws of the state of Utah without giving effect to the provisions, principles or policies thereof relating to choice of law or conflict laws. Venue of any legal proceedings or action relating to this Agreement shall be proper in Salt Lake County, Utah.

     10. Construction. This Agreement has resulted from negotiation by parties represented by counsel, and in the event of any ambiguity or otherwise, it shall not be construed against or in favor of any party on the grounds that counsel for such party was the draftsman or the Agreement or any particular part of it.

     11. Headings. The section headings used in this Agreement are included solely for convenience of reference and shall not affect, or by used in connection with, the interpretation of this Agreement.

     12. Further Documentation. Each party agrees in good faith to execute such further or additional documents as may be necessary or appropriate to fully carry out the intent and purpose of this Agreement.

     13. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original but all of which will constitute one and the same instrument.. Copies or fax signatures of this Agreement shall be deemed as originals.

     14. Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in this Agreement. All prior and contemporaneous agreements, representations and understandings, of the parties, oral or written, are superseded by and merged in this Agreement.


     IN WITNESS WHEREOF, the parties have affixed their signatures hereto as of the date first set forth above.


INSHAPE INTERNATIONAL, INC.,         INSHAPE INTERNATIONAL, INC.,
formerly known as Pierce             a Utah Corporation
International Discovery,
Inc., a Utah Corporation


------------------------------       ---------------------------
By:                                  By:
Its:                                 Its:


                             SHAREHOLDERS

                 [Insert Shareholder Signature Block]